QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended March 31, 2009
	Year Ended December 31,
(in thousands)	2004	2005	2006	2007	2008
Earnings:
Loss before income taxes	$(102,654)	$(143,164)	$(166,044)	$(159,997)	$(93,643)	$(19,217)
Add: Fixed charges	1,855	1,818	1,881	1,833	7,399	1,933
Total Earnings	$(100,799)	$(141,346)	$(164,163)	$(158,144)	$(86,244)	$(17,284)
Fixed Charges
Interest expense	$575	$309	$193	$93	$5,681	$1,516
Estimated interest component of rent expense	1,280	1,509	1,688	1,740	1,718	417
Total fixed charges	$1,855	$1,818	$1,881	$1,833	$7,399	$1,933
Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings for 2004, 2005, 2006, 2007, 2008 and the three months ended March 31, 2009 were insufficient to cover fixed charges by $102.7 million, $143.2 million, $166.0 million $160.0 million, $93.6 million and $19.2 million, respectively.

QuickLinks

  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES